Exhibit 99.1

Goldcorp to Release 2017 Second Quarter Results on July 26; Conference Call and Webcast on July 27

VANCOUVER, June 12, 2017 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) will release its 2017 second quarter results after market close on July 26, 2017, followed by a conference call and webcast on July 27 at 10:00 am PT.

Second Quarter 2017 Conference Call and Webcast details:

Date:	Thursday, July 27, 2017
Time:	10:00 a.m. (PT)
Toll Free (US and Canada):	1-800-355-4959
Outside US and Canada:	1-416-340-2216

A live and archived webcast will also be available at www.goldcorp.com.

The conference call will be available for replay by phone at:

Toll Free (US and Canada):	1-800-408-3053
Outside US and Canada:	1-905-694-9451
Replay end date:	August 27, 2017
Replay Passcode:	2296992

About Goldcorp
Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2017/12/c8648.html

%CIK: 0000919239

For further information: INVESTOR CONTACT: Etienne Morin, Director, Investor Relations, (800) 567-6223, E-mail: info@goldcorp.com; MEDIA CONTACT: Christine Marks, Director, Corporate Communications, Goldcorp Inc., Telephone: (604) 696-3050, E-mail: media@goldcorp.com

CO: Goldcorp Inc.

CNW 16:24e 12-JUN-17